Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
November 24, 2009	NYSE: SLW

SILVER WHEATON APPOINTS GEORGE BRACK TO ITS BOARD OF DIRECTORS

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW) (“Silver Wheaton” or the “Company”) is pleased to announce the appointment of Mr. George L. Brack to the Company’s Board of Directors. Mr. Brack is a mining industry veteran with extensive experience in the areas of investment banking and corporate development.  Most recently Mr. Brack acted as the Managing Director and Industry Head, Mining Group, of Scotia Capital where he led a team responsible for the identification, evaluation and execution of strategic mergers and acquisitions, as well as the provision of equity financing.

“We are very pleased to welcome Mr. Brack to Silver Wheaton’s Board of Directors,” said Douglas Holtby, Chairman of Silver Wheaton.  “The Company has witnessed significant growth in 2009, and Mr. Brack’s extensive knowledge of the mining industry, coupled with his background in the field of mergers and acquisitions, is extremely well suited to Silver Wheaton’s continued focus on growth through acquisition.  We are confident that his depth of experience will benefit Silver Wheaton in its future plans.”

Director Biography

Mr. Brack's 25-year career in the mining industry has focused on investment banking and corporate development, specifically identifying, evaluating and executing strategic mergers and acquisitions, and the provision of equity financing. Most recently Mr. Brack acted as the Managing Director and Industry Head, Mining Group, of Scotia Capital. Prior to joining Scotia Capital in 2006, Mr. Brack spent seven years as President of Macquarie North America Ltd., an investment banking firm specializing in merger and acquisition advice. Previous to that, Mr. Brack was Vice-President, Corporate Development at Placer Dome Inc., was Vice-President of the investment banking group at CIBC Wood Gundy, and worked in Rio Algom's Corporate Development department.  Mr. Brack holds an MBA from York University, a BASc in Geological Engineering from the University of Toronto and the CFA designation.

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world.  Forecast 2009 production is 16 million ounces of silver and 17,000 ounces of gold, for total production of 17 million silver equivalent ounces.  By 2013, annual production is anticipated to more than double to approximately 39 million ounces of silver and 20,000 ounces of gold, for total production of approximately 40 million silver equivalent ounces.  This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as may be set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com